

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

R. Neal Black, President & Chief Executive Officer
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074

> **Re:** **Jos. A. Bank Clothiers, Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2010**
> **Filed March 29, 2010**
> **File No. 000-23874**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 14, 2010**
> **File No. 000-23874**

Dear Mr. Black:

We have completed our review of your filings and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: David E. Ullman, CFO
       Fax: (410) 239-5716